CUSIP NO. 92332W105	13D	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Venus Concept, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92332W105

(CUSIP Number)

Manfred Yu

HealthQuest Capital Management, L.P.

1301 Shoreway Road, Suite 350

Belmont, CA 94002

(650) 486-0801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor, New York, NY  10036

(646) 490-9054

November 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92332W105	13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Partners II, L.P. (“HealthQuest II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,995,621 shares, except that HealthQuest Venture Management II, L.L.C. (“HealthQuest Management”), the general partner of HealthQuest II, may be deemed to have sole voting power, and Dr. Garheng Kong (“Kong”), the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,995,621 shares, except that HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,995,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.5%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 92332W105	13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Venture Management II, L.L.C. (“HealthQuest Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,995,621 shares, all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,995,621 shares, all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,995,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.5%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 92332W105	13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Garheng Kong (“Kong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,004,628 shares (including 8,285 shares represented by options exercisable in full immediately and 722 shares represented by options exercisable within 60 days), 3,995,621 of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
8	SHARED VOTING POWER See response to row 7.
9	4,004,628 shares (including 8,285 shares represented by options exercisable in full immediately and 722 shares represented by options exercisable within 60 days), 3,995,621 of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,004,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.5%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92332W105	13D	Page 5 of 10

Statement on Schedule 13D

This Statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership of Common Stock, $0.0001 par value per share (“Common Stock”) of Venus Concept, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by HealthQuest Partners II, L.P., a Delaware limited partnership (“HealthQuest II”), HealthQuest Venture Management II, L.L.C., a Delaware limited liability company (“HealthQuest Management”), Dr. Garheng Kong (“Kong” and collectively with HealthQuest II and HealthQuest Management, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 235 Yorkland Blvd, Suite 900, Toronto, Ontario M2J 4Y8.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are Kong, HealthQuest II and HealthQuest Management. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by HealthQuest II.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o HealthQuest, 1301 Shoreway Road, Suite 350, Belmont, California 94002.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of HealthQuest II is to make investments in private and public companies, and the principal business of HealthQuest Management is to serve as the general partner of HealthQuest II. Kong is the managing member of HealthQuest Management. Kong is a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       HealthQuest II is a Delaware limited partnership. HealthQuest Management is a Delaware limited liability company. Kong is a U.S. citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 22, 2017, HealthQuest II purchased an aggregate 2,272,548 shares of Series C Preferred Stock of Venus Concept Ltd. from the issuer at a purchase price of $5.0604 per share, or $11,500,001.90 in the aggregate.

On December 22, 2017, HealthQuest II purchased an aggregate 98,807 shares of Series C-1 Preferred Stock of Venus Concept Ltd. from the issuer at a purchase price of $5.0604 per share, or $500,002.94 in the aggregate.

On February 15, 2018, HealthQuest II purchased an aggregate 346,620 shares of Series D Preferred Stock of Venus Concept Ltd. from the issuer at a purchase price of $6.2377 per share, or $2,162,097.71 in the aggregate.

HealthQuest II received 1,567,474 shares of Common Stock of Venus Concept Inc. in connection with the merger of a wholly-owned subsidiary of Restoration Robotics, Inc. with and into Venus Concept Ltd. (the “Merger”), in exchange for its Series C Preferred Stock, Series C-1 preferred Stock and Series D Preferred Stock of Venus Concept Ltd.

CUSIP NO. 92332W105	13D	Page 6 of 10

HealthQuest II received 1,094,814 shares of Common Stock of Venus Concept Inc. in connection with the merger, upon the conversion of the outstanding principal and any accrued and unpaid interest of three 8% Convertible Promissory Notes issued by Venus Concept Ltd., dated as of June 25, 2019, August 14, 2019 and August 21, 2019, in the original principal amounts of $2,500,000.00, $985,714.24 and $4,014,285.76, respectively.

In connection with the Merger, HealthQuest II purchased 1,333,333 shares of Common Stock and 1,333,333 warrants to purchase an aggregate 666,666.5 shares of Common Stock at an exercise price of $6.00 per share from the Issuer at a purchase price of $3.75 per unit, or $4,999,998.75 in the aggregate. The warrants may be exercised during the period commencing on May 7, 2020 and ending on November 7, 2024.

In connection with the Merger, HealthQuest Capital Management Company, LLC (“HQCM”) received an employee stock option by the Issuer to purchase 17,301 shares of Common Stock at an exercise price of $7.05 per share in exchange for an employee stock option to acquire 30,000 Venus Concept Ltd. ordinary shares for $4.00 per share. As of November 7, 2019, 8,285 of these options to acquire Common Stock of the Issuer have become fully vested and exercisable. Of the remaining balance, 361 options vest and become exercisable monthly from November 8, 2019 through November 8, 2021. Mr. Kong is the Managing Partner and controlling member of HQCM, and may be deemed to have sole voting and dispositive power with respect to the options held of record by HQCM.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)     Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 29,667,622 shares of Common Stock outstanding immediately after the Merger.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

CUSIP NO. 92332W105	13D	Page 7 of 10

(d)       Under certain circumstances set forth in the limited partnership agreement of HealthQuest II, the general partner and limited partners of HealthQuest II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

HealthQuest II is a party to Registration Rights Agreements among the Issuer, HealthQuest II and other shareholders. Subject to the terms of such Registration Rights Agreements, HealthQuest II can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Registration Rights Agreements are more fully described in Exhibits 10.2 and 10.15 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238), and such descriptions are incorporated herein by reference.

In connection with the Offering, HealthQuest II and certain other the holders of shares of Common Stock have entered into Lock-Up Agreements with the Issuer’s underwriters or otherwise agreed, subject to certain exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock, without the prior written consent of the Issuer and Venus Concept Ltd for a period 90 days from the closing date of the Merger. Such Lock-Up Agreements are more fully described in Exhibit 10.4 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238), and such description is incorporated herein by reference.

Kong, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. The form of such Indemnification Agreement was filed as Exhibit 10.19 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238), and such description is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing

EXHIBIT B	The Registration Rights Agreement filed on November 7, 2019 as Exhibit 10.2 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.

EXHIBIT C	The Registration Rights Agreement filed November 7, 2019 as Exhibit 10.15 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.

EXHIBIT D	Form of Lock-Up Agreement filed on March 15, 2019 as Exhibit 10.4 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.

EXHIBIT E	Form of Indemnification Agreement filed November 7, 2019 as Exhibit 10.19 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.

CUSIP NO. 92332W105	13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

HEALTHQUEST PARTNERS II, L.P., a Delaware Limited Partnership

By: HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong

CUSIP NO. 92332W105	13D	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	The Registration Rights Agreement filed on November 7, 2019 as Exhibit 10.2 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.
C	The Registration Rights Agreement filed November 7, 2019 as Exhibit 10.15 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.
D	Form of Lock-Up Agreement filed on March 15, 2019 as Exhibit 10.4 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.
E	Form of Indemnification Agreement filed November 7, 2019 as Exhibit 10.19 to the Issuer’s Form 8-K Registration Statement (File No. 001-38238) is incorporated herein by reference.

CUSIP NO. 92332W105	13D	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Venus Concept, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 18, 2019

HEALTHQUEST PARTNERS II, L.P., a Delaware Limited Partnership

By: HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong